

October 24, 2023

Andre Maciel
Global Chief Financial Officer
Kraft Heinz Company
One PPG Place
Pittsburgh, PA 15222

> **Re: Kraft Heinz Company**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Period Ended July 1, 2023**
> **File No. 001-37482**

Dear Andre Maciel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended July 1, 2023

Notes to Condensed Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 11

1. We note your annual impairment test of June 26, 2022 and that no events occurred during the six months ended July 1, 2023 that indicated it was more likely than not that your goodwill or any brand was impaired. We further note that your market capitalization is less than the carrying value of your net assets. Given that goodwill and indefinite lived intangible assets are a significant percentage of your total assets, please tell us how you considered the declines in market capitalization and stock price in determining that an interim impairment test was not required in subsequent quarters. Please refer to ASC 350-20-35-3C.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Manufacturing